

May 11, 2022

Bradley Herring
Chief Financial Officer
Shift4 Payments, Inc.
2202 N. Irving Street
Allentown, PA 18109

> **Re: Shift4 Payments, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 8-K Filed May 5, 2022**
> **File No. 001-39313**

Dear Mr. Herring:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Cash Flows, page 86

1. Please explain the nature of your customer acquisition costs and residual commission buyouts within investing activities and explain to us how your classification within investing activities complies with ASC 230-10-45-13.

Notes to Consolidated Financial Statements
9. Equipment for Lease, Net, page 109

2. Please tell us your consideration of presenting depreciation of equipment under lease as cost of sales in your Statements of Operations. Refer to Rule 5-03.2 of Regulation S-X.

Form 8-K Filed May 5, 2022

Exhibit 99.1, page 4

3.   Reference is made to your bullet point disclosure of gross revenue less network fees as well as your tabular presentation of Adjusted EBITDA and Adjusted Net Income (Loss). Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Non-GAAP Compliance and Disclosure Interpretations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Trade & Services

cc: Jordan Frankel